Form 51-102F3
Material Change Report

Item 1    Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2    Date of Material Change

December 20, 2007

Item 3    News Release

The Issuer issued a news release at Vancouver, British Columbia on 20 December 2007 through Marketwire.

Item 4    Summary of Material Change

MAG SILVER & PEÑOLES: VALDECAÑAS VEIN UPDATE: DRILLING BEGINS ON JUANICIPIO VEIN

Drill hole GA cuts 6.02 metres of 562 g/t (16.4 opt) silver, and 0.55 g/t gold

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles,
S.A.B. DE C.V. (“Peñoles”) announce assay results have been received for Holes GA and UE. Drilling has now also started on a second vein (Juanicipio) targeting the same untested elevation (down dip) as the high grade zone at Valdecañas.

Item 5.1    Full Description of Material Change

Please see the Issuer’s news release dated 20 December 2007 (NR#07-34) for a full description of the material change.

Item 5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9    Date of Report

Dated 20 December 2007